CATALYST PHARMACEUTICALS, INC.

355 Alhambra Circle

Suite 1250

Coral Gables, Florida 33134

July 13, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: Catalyst Pharmaceuticals, Inc. (“Company”)

Registration Statement on Form S-3 (Registration No. 333-219259)

(“Registration Statement”)

Ladies and Gentlemen:

We are filing this letter in order to provide the staff of the Division of Corporation Finance sufficient time to perform its customary screening and review of the Registration Statement prior to its effectiveness.

Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement filed by the Company on July 12, 2017:

“The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.”

If you have any questions or comments in connection with this delaying amendment, please contact Philip B. Schwartz at (954) 468-2455.

Sincerely,

/s/ Alicia Grande
Alicia Grande
Vice President, Treasurer and CFO